UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of report (Date of earliest event reported) June 20, 2018



Winnebago Industries, Inc.
(Exact Name of Registrant as Specified in its Charter)

Iowa	**001-06403**	**42-0802678**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

P.O. Box 152, Forest City, Iowa	**50436**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code   **641-585-3535**

(Former Name or Former Address, if Changed Since Last Report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.02 Results of Operations and Financial Condition.

On June 20, 2018, Winnebago Industries, Inc. issued a press release to report financial results for the third quarter of Fiscal 2018 ended May 26, 2018. A copy of the press release is attached as Exhibit 99.1 and is incorporated by reference herein.

Exhibit 99.1 includes non-GAAP financial measures related to our operations. Certain of these non-GAAP measures may be discussed in our earnings conference call for the third quarter of Fiscal 2018. In addition, Exhibit 99.1 includes reconciliations of these GAAP to non-GAAP measures as well as an explanation of why these non-GAAP measures provide useful information to investors and how management uses these non-GAAP measures. These non-GAAP measures should not be considered a substitute for, or superior to, financial measures calculated in accordance with GAAP and the financial results calculated in accordance with GAAP and reconciliations from our results should be carefully evaluated.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description
99.1	Press Release of Winnebago Industries, Inc. dated June 20, 2018

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WINNEBAGO INDUSTRIES, INC.

Date: June 20, 2018	By:	*/s/ Bryan L. Hughes*
	Name:	Bryan L. Hughes
	Title:	Vice President, Chief Financial Officer

 **News Release**

Contact: Steve Stuber - Investor Relations - 952-828-8461 - srstuber@wgo.net

Media Contact: Sam Jefson - Public Relations Specialist - 641-585-6803 - sjefson@wgo.net

WINNEBAGO INDUSTRIES ANNOUNCES THIRD QUARTER FISCAL 2018 RESULTS

-- Record Quarterly Revenues Increased 18% on Continued Strong Towable Segment Growth --

-- Record Quarterly Diluted EPS of $1.02, Up 67% Over Prior Year --

-- Gross Margins Increased 30 Basis Points Over Prior Year --

FOREST CITY, IOWA, June 20, 2018 - Winnebago Industries, Inc. (NYSE:WGO), a leading outdoor lifestyle product manufacturer, today reported financial results for the Company's third quarter of Fiscal 2018.

Third Quarter Fiscal 2018 Results

Revenues for the Fiscal 2018 third quarter ended May 26, 2018, were $562.3 million, an increase of 18.0% compared to $476.4 million for the Fiscal 2017 period. Gross profit was $85.5 million, an increase of 20.8% compared to $70.8 million for the Fiscal 2017 period. Gross profit margin was 15.2% in the quarter, an increase of 30 basis points versus 14.9% last year, driven by the continuation of accelerated growth in the Towable segment. Operating income was $48.3 million for the quarter, an improvement of 38.5% compared to $34.9 million in the third quarter of last year. Fiscal 2018 third quarter net income was $32.5 million, an increase of 67.7% compared to $19.4 million in the same period last year. Earnings per diluted share were $1.02, an increase of 67.2% compared to earnings per diluted share of $0.61 in the same period last year. During the quarter, the Company utilized a portion of its tax reform benefit for employee bonuses and making a contribution to its foundation, leading to a one-time expense of $3.4 million, or $0.11 per share, net of tax. Consolidated Adjusted EBITDA was $53.4 million for the quarter, compared to $47.3 million last year, an increase of 12.7% driven by strong Towable segment revenue and profit growth.

President and Chief Executive Officer Michael Happe commented, "Winnebago Industries delivered strong top and bottom-line growth, margin expansion and market share gains in the quarter. New product performance, our evolving portfolio mix, and agility in managing cost pressures all contributed nicely to our third quarter results. The Towable segment saw strong organic top-line growth and increased profitability, in addition to delivering another period of retail market share expansion. Our strong performance to-date in Fiscal 2018 and confidence in our market share trends for Towable RVs is reflected in our capacity expansion efforts during the quarter, as we broke ground on our Winnebago-branded Towable expansion project and started up a new Grand Design RV production line. We look forward to having additional capacity to deliver more of the Towable products our customers love as well as to bring new innovative products to market. Our Motorized business also saw continued progress with adjusted EBITDA strengthening from our previous quarter, as multiple investments in the business start to generate the moderate improvement we anticipated. While inflationary pressures have been building and will continue to do so, our teams are working hard to mitigate these through numerous cost savings initiatives and select price increases where necessary. Our new product launches across both segments are performing well, driving healthy backlog increases, and we remain comfortable with our current dealer inventory levels which are supported by our strong retail performance and increases in market share."

Mr. Happe added, "During the quarter, and as previously announced, we distributed a portion of our tax reform savings to our hardworking Winnebago Industries employees through one time bonus payments. Additionally, we made a meaningful donation to our Winnebago foundation which will help us, in the future, to give back to the communities in which we operate. As always, I want to thank all of our employees for their dedication and commitment to the future of Winnebago Industries."

Motorized

In the third quarter, revenues for the Motorized segment were $249.2 million, up 3.1% from the previous year. Segment Adjusted EBITDA was $9.3 million, down 36.0% from the prior year. Adjusted EBITDA margin was 3.7%, a decrease of 230 basis points versus the same period last year, but an improvement of 170 basis points compared to 2.0% in the Second Quarter of Fiscal 2018. The margin impact of the one-time tax reform reinvestments mentioned earlier was dilutive to Adjusted EBITDA by 120 basis points in the quarter. Backlog increased 31.4% over the prior year, reflecting the strength of our recently introduced products.

Towable

Revenues for the Towable segment were $313.0 million for the quarter, up 33.4% from the previous year, driven by strong organic growth across the Grand Design RV and Winnebago-branded product lines. Segment Adjusted EBITDA was $44.0 million, up 34.4% over the prior year. Adjusted EBITDA margin was 14.1%, an increase of 10 basis points, driven by higher volumes and a favorable product mix. The margin impact of the one-time tax reform investments mentioned earlier was dilutive to Adjusted EBITDA by 60 basis points in the quarter. Backlog remains strong, growing 15.1% and compared to a strong backlog in the prior year, while retail sales continue to yield market share gains by outpacing the industry for both brands.

Balance Sheet and Cash Flow

As of May 26, 2018, the Company had total outstanding debt of $251.8 million ($260.0 million of debt, net of debt issuance costs of $8.2 million) and working capital of $183.4 million. Cash flow from operations was $61.0 million for the nine months ended May 26, 2018. The ratio of net debt to Adjusted EBITDA was 1.2x as of May 26, 2018.

Tax Reform Impact

The Company recorded a tax rate of 26.4% in the third quarter compared to a rate of 34.6% in the prior year. The reduction in the rate is related to the lower federal tax rate enacted in accordance with the Tax Cuts and Jobs Act.

Quarterly Cash Dividend

On May 23, 2018, the Company's board of directors approved a quarterly cash dividend of $0.10 per share payable on July 5, 2018, to common stockholders of record at the close of business on June 20, 2018.

Mr. Happe continued, "As we enter the final quarter of Fiscal 2018, there is much to be excited about at Winnebago Industries even as we navigate several external pressures. As mentioned earlier, we experienced inflationary input cost pressures during our fiscal third quarter and we expect those pressures to continue into the fourth quarter. As always, we will work closely with our supplier base, and internally on cost savings initiatives, to lessen the impacts on our dealer network and end customers of any necessary increases. In the quarter, we announced the launch of an all-electric, zero-emission commercial vehicle platform in conjunction with a strategic partnership with Motiv Power Systems, a U.S. market leader in medium-duty electric vehicle chassis. And earlier this month, but after the close of our fiscal third quarter, we announced our acquisition of Chris-Craft, an iconic marine brand and an industry leader in recreational boating. The addition of a premium marine brand aligns with our strategic initiative to expand the Winnebago Industries portfolio within the outdoor lifestyle market and provides a new revenue platform in an exciting marine market that will enable us to continue to drive improved profitability and shareholder value over the long term. Our improved RV portfolio and strategic investments continue to benefit the business as a whole, and we look forward to realizing the strategic and financial benefits of a broader, more balanced and diversified portfolio of products uniquely positioned across the outdoor lifestyle and leisure travel industries."

Conference Call

Winnebago Industries, Inc. will conduct a conference call to discuss third quarter Fiscal 2018 results at 9:00 a.m. Central Time today. Members of the news media, investors and the general public are invited to access a live broadcast of the conference call via the Investor Relations page of the Company's website at http://investor.wgo.net. The event will be archived and available for replay for the next 90 days.

About Winnebago Industries

Winnebago Industries, Inc. is a leading U.S. manufacturer of outdoor lifestyle products under the Winnebago, Grand Design and Chris-Craft brands, which are used primarily in leisure travel and outdoor recreation activities. The Company builds quality motorhomes, travel trailers, fifth wheel products and boats. Winnebago Industries has multiple facilities in Iowa, Indiana, Oregon, Minnesota and Florida. The Company's common stock is listed on the New York and Chicago Stock Exchanges and traded under the symbol WGO. Options for the Company's common stock are traded on the Chicago Board Options Exchange. For access to Winnebago Industries' investor relations material or to add your name to an automatic email list for Company news releases, visit http://investor.wgo.net.

Forward Looking Statements

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that forward-looking statements are inherently uncertain. A number of factors could cause actual results to differ materially from these statements, including, but not limited to increases in interest rates, availability of credit, low consumer confidence, availability of labor, significant increase in repurchase obligations, inadequate liquidity or capital resources, availability and price of fuel, a slowdown in the economy, increased material and component costs, availability of chassis and other key component parts, sales order cancellations, slower than anticipated sales of new or existing products, new product introductions by competitors, the effect of global tensions, integration of operations relating to mergers and acquisitions activities, business interruptions, any unexpected expenses related to ERP, risks related to compliance with debt covenants and leverage ratios, and other factors. Additional information concerning certain risks and uncertainties that could cause actual results to differ materially from that projected or suggested is contained in the Company's filings with the Securities and Exchange Commission (SEC) over the last 12 months, copies of which are available from the SEC or from the Company upon request. The Company disclaims any obligation or undertaking to disseminate any updates or revisions to any forward looking statements contained in this release or to reflect any changes in the Company's expectations after the date of this release or any change in events, conditions or circumstances on which any statement is based, except as required by law.

Winnebago Industries, Inc.
Condensed Consolidated Statements of Income (Unaudited)
(In thousands, except percent and per share data)

		Three Months Ended			
		May 26, 2018		May 27, 2017	
Net revenues	$	562,261	100.0 %	$ 476,364	100.0 %
Cost of goods sold		476,747	84.8 %	405,560	85.1 %
Gross profit		85,514	15.2 %	70,804	14.9 %
Operating expenses:					
Selling		13,100	2.3 %	10,141	2.1 %
General and administrative		21,404	3.8 %	15,194	3.2 %
Transaction costs		800	0.1 %	450	0.1 %
Amortization of intangible assets		1,933	0.3 %	10,159	2.1 %
Total SG&A		37,237	6.6 %	35,944	7.5 %
Operating income		48,277	8.6 %	34,860	7.3 %
Interest expense		4,172	0.7 %	5,265	1.1 %
Non-operating income		(100)	— %	(54)	— %
Income before income taxes		44,205	7.9 %	29,649	6.2 %
Provision for income taxes		11,684	2.1 %	10,258	2.2 %
Net income	$	32,521	5.8 %	$ 19,391	4.1 %
Income per common share:					
Basic	$	1.03		$ 0.61	
Diluted	$	1.02		$ 0.61	
Weighted average common shares outstanding:					
Basic		31,582		31,587	
Diluted		31,753		31,691	

		Nine Months Ended			
		May 26, 2018		May 27, 2017	
Net revenues	$	1,480,641	100.0 %	$ 1,092,183	100.0 %
Cost of goods sold		1,264,635	85.4 %	943,188	86.4 %
Gross profit		216,006	14.6 %	148,995	13.6 %
Operating expenses:					
Selling		37,443	2.5 %	25,564	2.3 %
General and administrative		57,088	3.9 %	37,640	3.4 %
Postretirement health care benefit income		—	— %	(24,796)	(2.3)%
Transaction costs		850	0.1 %	6,374	0.6 %
Amortization of intangible assets		5,921	0.4 %	22,578	2.1 %
Total SG&A		101,302	6.8 %	67,360	6.2 %
Operating income		114,704	7.7 %	81,635	7.5 %
Interest expense		13,871	0.9 %	11,571	1.1 %
Non-operating income		(212)	— %	(137)	— %
Income before income taxes		101,045	6.8 %	70,201	6.4 %
Provision for taxes		28,478	1.9 %	23,794	2.2 %
Net income	$	72,567	4.9 %	$ 46,407	4.2 %
Income per common share:					
Basic	$	2.30		$ 1.53	
Diluted	$	2.28		$ 1.52	
Weighted average common shares outstanding:					
Basic		31,617		30,333	
Diluted		31,825		30,448	

Percentages may not add due to rounding differences.

Winnebago Industries, Inc.
Condensed Consolidated Balance Sheets (Unaudited)
(In thousands)

	May 26, 2018		Aug 26, 2017	
ASSETS				
Current assets:				
Cash and cash equivalents	$	39,029	$	35,945
Receivables, net		148,948		124,539
Inventories		177,378		142,265
Prepaid expenses and other assets		8,408		11,388
Total current assets		373,763		314,137
Total property and equipment, net		82,481		71,560
Other assets:				
Goodwill		244,684		242,728
Other intangible assets, net		222,519		228,440
Investment in life insurance		28,130		27,418
Deferred income taxes		7,043		12,736
Other assets		7,090		5,493
Total assets	$	965,710	$	902,512
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities:				
Accounts payable	$	88,397	$	79,194
Current maturities of long-term debt		—		2,850
Income taxes payable		6,186		7,450
Accrued expenses		95,823		77,664
Total current liabilities		190,406		167,158
Non-current liabilities:				
Long-term debt, less current maturities		251,798		271,726
Unrecognized tax benefits		1,703		1,606
Deferred compensation benefits, net of current portion		15,732		19,270
Other		250		1,078
Total non-current liabilities		269,483		293,680
Shareholders' equity		505,821		441,674
Total liabilities and shareholders' equity	$	965,710	$	902,512

Winnebago Industries, Inc.
Condensed Consolidated Statements of Cash Flows (Unaudited)
(In thousands)

	Nine Months Ended		
	May 26, 2018		May 27, 2017
Operating activities:			
Net income	$ 72,567	$	46,407
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	6,679		5,287
Amortization of intangible assets	5,921		22,578
Amortization of debt issuance costs	1,222		889
LIFO expense	1,238		897
Stock-based compensation	4,983		2,206
Deferred income taxes	4,807		6,396
Postretirement benefit income and deferred compensation expenses	852		(23,687)
Other	(658)		(946)
Change in assets and liabilities:			
Inventories	(36,351)		(7,497)
Receivables, prepaid and other assets	(21,275)		(21,336)
Income taxes and unrecognized tax benefits	(1,081)		5,806
Accounts payable and accrued expenses	24,506		32,778
Postretirement and deferred compensation benefits	(2,398)		(2,428)
Net cash provided by operating activities	61,012		67,350
Investing activities:			
Purchases of property, plant and equipment	(18,123)		(9,740)
Proceeds from the sale of property	316		219
Acquisition of business, net of cash acquired	—		(394,694)
Other	(83)		684
Net cash used in investing activities	(17,890)		(403,531)
Financing activities:			
Payments for purchase of common stock	(6,481)		(1,367)
Payments of cash dividends	(9,557)		(9,554)
Payments of debt issuance costs	—		(11,020)
Borrowings on credit facility	19,700		366,400
Repayment of credit facility	(43,700)		(69,400)
Other	—		(92)
Net cash (used in) provided by financing activities	(40,038)		274,967
Net increase (decrease) in cash and cash equivalents	3,084		(61,214)
Cash and cash equivalents at beginning of period	35,945		85,583
Cash and cash equivalents at end of period	$ 39,029	$	24,369
Supplemental cash flow disclosure:			
Income taxes paid, net	$ 24,833	$	11,811
Interest paid	$ 11,935	$	7,288
Non-cash transactions:			
Issuance of Winnebago common stock for acquisition of business	$ —	$	124,066
Capital expenditures in accounts payable	$ 607	$	279
Accrued dividend	$ —	$	3,184

Winnebago Industries, Inc.
Supplemental Information by Reportable Segment (Unaudited) - Motorized
(In thousands, except unit data)

	Quarter Ended						
	May 26, 2018	% of Revenue	May 27, 2017	% of Revenue		Change	
Net revenues	$ 249,245		$ 241,670		$	7,575	3.1 %
Adjusted EBITDA	9,319	3.7%	14,567	6.0%		(5,248)	(36.0)%

Unit deliveries	May 26, 2018	Product Mix %[1]	May 27, 2017	Product Mix %[1]		Change	
Class A	722	25.3%	797	28.5%		(75)	(9.4)%
Class B	606	21.2%	471	16.9%		135	28.7 %
Class C	1,528	53.5%	1,524	54.6%		4	0.3 %
Total motorhomes	2,856	100.0%	2,792	100.0%		64	2.3 %

	Nine Months Ended						
	May 26, 2018	% of Revenue	May 27, 2017	% of Revenue		Change	
Net revenues	$ 641,602		$ 635,732		$	5,870	0.9 %
Adjusted EBITDA	16,518	2.6%	36,521	5.7%		(20,003)	(54.8)%

Unit deliveries	May 26, 2018	Product Mix %[1]	May 27, 2017	Product Mix %[1]		Change	
Class A	2,326	32.8%	2,263	32.8%		63	2.8 %
Class B	1,387	19.6%	1,148	16.6%		239	20.8 %
Class C	3,372	47.6%	3,488	50.6%		(116)	(3.3)%
Total motorhomes	7,085	100.0%	6,899	100.0%		186	2.7 %

	As Of				
Backlog[2]	May 26, 2018	May 27, 2017		Change	
Units	2,155	1,640		515	31.4 %
Dollars	$ 193,079	$ 141,998	$	51,081	36.0 %

Dealer Inventory					
Units	4,750	4,670		80	1.7 %

(1) Percentages may not add due to rounding differences.
(2) We include in our backlog all accepted orders from dealers generally to be shipped within the next six months. Orders in backlog can be cancelled or postponed at the option of the dealer at any time without penalty and, therefore, backlog may not necessarily be an accurate measure of future sales.

Winnebago Industries, Inc.
Supplemental Information by Reportable Segment (Unaudited) - Towable
(In thousands, except unit data)

	Quarter Ended					
	May 26, 2018	% of Revenue	May 27, 2017	% of Revenue	Change	
Net revenues	$ 313,016		$ 234,694		$ 78,322	33.4%
Adjusted EBITDA	44,042	14.1%	32,761	14.0%	11,281	34.4%

Unit deliveries	May 26, 2018	Product Mix %[1]	May 27, 2017	Product Mix %[1]	Change	
Travel trailer	6,063	62.1%	4,359	58.5%	1,704	39.1%
Fifth wheel	3,703	37.9%	3,092	41.5%	611	19.8%
Total towables	9,766	100.0%	7,451	100.0%	2,315	31.1%

	Nine Months Ended					
	May 26, 2018	% of Revenue	May 27, 2017	% of Revenue	Change	
Net revenues	$ 839,039		$ 456,451		$ 382,588	83.8%
Adjusted EBITDA	111,636	13.3%	54,557	12.0%	57,079	104.6%

Unit deliveries	May 26, 2018	Product Mix %[1]	May 27, 2017	Product Mix %[1]	Change	
Travel trailer	16,495	61.3%	8,914	59.9%	7,581	85.0%
Fifth wheel	10,428	38.7%	5,960	40.1%	4,468	75.0%
Total towables	26,923	100.0%	14,874	100.0%	12,049	81.0%

	As Of			
Backlog[2]	May 26, 2018	May 27, 2017	Change	
Units	9,968	8,657	1,311	15.1%
Dollars	$ 313,513	$ 269,965	$ 43,548	16.1%

Dealer Inventory				
Units	15,986	9,520	6,466	67.9%

(1) Percentages may not add due to rounding differences.
(2) We include in our backlog all accepted orders from dealers generally to be shipped within the next six months. Orders in backlog can be cancelled or postponed at the option of the dealer at any time without penalty and, therefore, backlog may not necessarily be an accurate measure of future sales.

Winnebago Industries, Inc.
Non-GAAP Reconciliation (Unaudited)
(In thousands)

We have provided non-GAAP financial measures, which are not calculated or presented in accordance with GAAP, as information supplemental and in addition to the financial measures presented in the accompanying news release that are calculated and presented in accordance with GAAP. Such non-GAAP financial measures should not be considered superior to, as a substitute for, or as an alternative to, and should be considered in conjunction with, the GAAP financial measures presented in the news release. The non-GAAP financial measures in the accompanying news release may differ from similar measures used by other companies.

The following table reconciles net income to consolidated Adjusted EBITDA.

(In thousands)	Quarter Ended		Nine Months Ended	
	May 26, 2018	May 27, 2017	May 26, 2018	May 27, 2017
Net income	$ 32,521	$ 19,391	$ 72,567	$ 46,407
Interest expense	4,172	5,265	13,871	11,571
Provision for income taxes	11,684	10,258	28,478	23,794
Depreciation	2,351	1,859	6,679	5,287
Amortization of intangible assets	1,933	10,159	5,921	22,578
EBITDA	52,661	46,932	127,516	109,637
Postretirement health care benefit income	—	—	—	(24,796)
Transaction costs	800	450	850	6,374
Non-operating income	(100)	(54)	(212)	(137)
Adjusted EBITDA	$ 53,361	$ 47,328	$ 128,154	$ 91,078

We have provided non-GAAP performance measures of EBITDA and Adjusted EBITDA as a comparable measure to illustrate the effect of non-recurring transactions occurring during the quarter and improve comparability of our results from period to period. EBITDA is defined as net income before interest expense, provision for income taxes, and depreciation and amortization expense. We believe EBITDA and Adjusted EBITDA provide meaningful supplemental information about our operating performance because each measure excludes amounts that we do not consider part of our core operating results when assessing our performance. These types of adjustments are also specified in the definition of certain measures required under the terms of our credit facility. Examples of items excluded from Adjusted EBITDA include the postretirement health care benefit income from terminating the plan and transaction costs related to our acquisition of Grand Design.

Management uses these non-GAAP financial measures (a) to evaluate our historical and prospective financial performance and trends as well as its performance relative to competitors and peers; (b) to measure operational profitability on a consistent basis; (c) in presentations to the members of our board of directors to enable our board of directors to have the same measurement basis of operating performance as is used by management in their assessments of performance and in forecasting and budgeting for our company; (d) to evaluate potential acquisitions; and, (e) to ensure compliance with covenants and restricted activities under the terms of our Credit Facility. We believe these non-GAAP financial measures are frequently used by securities analysts, investors and other interested parties to evaluate companies in our industry.